TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336



**File No. 82-5139**
December 5, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press releases dated November 20 and 21, 2002 and each entitled "Change in Major Shareholder of CYBIRD"; and

2. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

File No.82-5139

JASDAQ

02 DEC 10 AM 11:16

2002/11/20

CYBIRD Co., Ltd.

Change in Major Shareholder of CYBIRD

--Temporary Change in Major Shareholder Due to Stock Transaction--

Tokyo—November 20, 2002 – CYBIRD Co., Ltd. (Headquarters: Toranomon, Minato-ku Tokyo; President and CEO: Kazutomo Robert Hori, hereafter referred to as "CYBIRD"), today announced a temporary change in the major shareholder of the firm due to a stock transaction. Details are as follows.

1. Cause of change in major shareholder
   CYBIRD's major shareholder, Kazutomo Robert Hori, has reported the following sale of his shares, effective November 20, 2002, resulting in a temporary change in the major shareholder of the firm as follows.

2. Participants involved in the stock transaction

| Name or Company Name | Address or Head Office Address | Occupation or Business |
|---|---|---|
| Kazutomo Robert Hori | 1-10 Minami Azabu 1-Chome, Minato-ku, Tokyo | President and CEO of CYBIRD |
| Daiwa Securities Co., Ltd. President & CEO Yoshinari Hara | 6-4 Otemachi 2-Chome, Chiyoda-ku, Tokyo | Securities |

3. Voting shares held by the participants in the stock transaction

| Kazutomo Robert Hori | Voting Shares | Proportion of Total Voting Shares | Shareholder Ranking |
|---|---|---|---|
| Before transaction (November 19, 2002) | 8,598 | 13.57% | 1st |
| After transaction | 0 | 0.00% | -- |

| Daiwa Securities | Voting Shares | Proportion of Total Voting Shares | Shareholder Ranking |
|---|---|---|---|
| Before transaction (November 19, 2002) | 0 | 0.00% | -- |
| After transaction | 20,126 | 31.76% | 1st |

5. Future Transactions

Former major shareholder Kazutomo Robert Hori has reported his intention to repurchase 8,398 shares, representing 13.25% of total voting shares, effective November 21, 2002.

File No. 82-5139

## BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Extraordinary Reports

Two Extraordinary Reports regarding change in principal shareholder dated November 21, 2002, prepared in accordance with Article 24-5 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau and Japan Securities Dealers Association.